   Proskauer Rose LLP   Eleven Times Square   New York, NY 10036-8299

June 8, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Jennifer Gowetski

Re:	American Realty Capital Daily Net Asset Value Trust, Inc.
Amendment No. 4 to Registration Statement on Form S-11
Filed June 8, 2011
File No. 333-169821

Dear Ms. Gowetski:

On behalf of our client, American Realty Capital Daily Net Asset Value Trust, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated June 3, 2011 (the “Comment Letter”), with respect to the registration statement on Form S-11 filed by the Company with the Commission on October 8, 2010 (No. 333-169821) (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement filed by the Company with the Commission on December 6, 2010, Amendment No. 2 to the Registration Statement filed by the Company with the Commission on February 7, 2011 and Amendment No. 3 to the Registration Statement filed by the Company with the Commission on May 13, 2011. Please note that the Company recently changed its name from American Realty Capital Trust II, Inc.

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement.  Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 4 to the Registration Statement (“Amendment No. 4”), which also reflects the change in name of the Company.  Amendment No. 4 has been filed by the Company today.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.  Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 4.  All page number references in the Company’s responses are to page numbers in Amendment No. 4.

General

1.	We note your response to comment 2 of our letter dated February 24, 2011. Please note we will continue to monitor.

June 8, 2011

We acknowledge your response.

Prior Performance Summary, page 141

2.
We note your disclosure on page 149 that, although a portion of the ARCT distributions were paid from proceeds received from the offering as the property portfolio has increased, cash flows from operations have improved and in 2010 a greater proportion of cash flows from operations were used to pay distributions than in 2009, Please revise to quantify the amount of distributions paid from offering proceeds in 2009 and 2010.  In addition, please quantify the fees waived by ARCT’s affiliated advisor and property manager.

The prospectus has been revised accordingly.

Financial Statements, page F-l

3.	It appears your financial statements require updating. Please revise your filing to include updated financial statements.

The financial statements have been updated accordingly.

Prior Performance Tables

Table I, page A-2

4.
We note your footnotes in Table I on page A-2 and Table I on page A-5 that certain mortgage financing has been excluded from the total acquisition costs resulting in different leverage ratios.  Please advise.

Please note that the above referenced footnotes were included on pages A-2 and A-5 in response to Staff comments received by American Realty Capital—Retail Centers of America, Inc., which is sponsored by the Company’s sponsor, in a comment letter dated January 14, 2011.  The Staff subsequently accepted the revised footnotes to Table I, and accordingly, the Company believes the disclosure is appropriate.

Table III, page A-10

5.
We note your line items ‘Net income (loss) before noncontrolling interests - GAAP Basis’ and ‘Net income (loss) - GAAP Basis/ These captions do not appear to be consistent with the captions in the applicable Form 10-K, Please revise the captions in your filing.

June 8, 2011

Please note that “ – GAAP Basis” was added to the line items in response to a Staff comment received by American Realty Capital New York Recovery REIT, Inc., which is sponsored by the Company’s sponsor, in a comment letter dated February 23, 2010.  Such comment requested that the presentation of information on Table III be on a GAAP basis.  The Staff subsequently accepted the revised line items and accordingly, the Company believes they are appropriate.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience.  Please direct any questions concerning this response to the undersigned at (212) 969-3445.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.